

December 7, 2023

Shoshana Shendelman
President and Chief Executive Officer
Applied Therapeutics Inc.
545 Fifth Avenue, Suite 1400
New York, NY 10017

> **Re: Applied Therapeutics Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 23, 2023**
> **Form 10-Q for the Nine Months Ended September 30, 2023**
> **Filed November 9, 2023**
> **File number 001-38898**

Dear Shoshana Shendelman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Nine Months Ended September 30, 2023

Notes to the Financial Statements
15. Revenue
License Agreement with Advanz Pharma, page 30

1.   You disclose on page F-32 of the 10-K that under the agreement with ADVANZ PHARMA you remain responsible for development of the Licensed Product, and must conduct such development in the Territory. You state that you retain sole responsibility for the conduct of all clinical trials (subject to cost sharing with ADVANZ PHARMA), unless the company provides ADVANZ PHARMA prior consent to conduct certain studies following marketing authorization, or ADVANZ PHARMA exercises certain step-in rights. The company is also responsible for the manufacture and supply of the Licensed Product to ADVANZ PHARMA. You state on page 31 of the 10-Q that you identified two performance obligations, the exclusive license to commercialize the

Licensed Product, that was satisfied on the date of the execution of the ADVANZ Agreement when control of the license was transferred, and the obligation to manufacture and supply ADVANZ with the Product. Please address the following:

- Tell us why you have not identified the development of the Licensed Product and performance of the clinical trials as a performance obligation.
- Clarify to us if you believe the license is distinct from the other performance obligations and provide your accounting basis for your conclusion.
- Tell us why you have not allocated some of the upfront payment to the manufacture and supply of the License Product as well as the obligation to develop the Licensed Product and perform the clinical trials.
- Clarify to us, and in future filings, how you account for the cost-sharing with ADVANZ PHARMA and tell us the basis for your accounting treatment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences